UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

February 24, 2010	FOR IMMEDIATE RELEASE

DELHAIZE GROUP ANNOUNCES FOURTH QUARTER AND FULL YEAR 2010

EARNINGS RELEASE DATE

BRUSSELS, Belgium, February 24, 2010 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its fourth quarter and full year 2010 results (ended December 31, 2010) on Thursday March 10, 2011 at 8:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

The Delhaize Group management team will discuss the fourth quarter and full year 2010 results during an investor conference call that will start at 03:00 p.m. CET (09:00 a.m. ET) on March 10, 2011. To participate in the conference call, please call +44 20 7138 0815 (U.K), +1 212 444 0585 (U.S.) or +32 2 789 2125 (Belgium), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on March 10, 2011 at 03:00 p.m. CET (09:00 a.m. ET) at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 06:00 p.m. CET (12:00 p.m. ET) on March 10, 2011.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2010, Delhaize Group’s sales network consisted of 2 800 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues. In 2009, Delhaize Group posted EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

» Contacts

Guy Elewaut: + 32 2 412 29 48

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Steven Vandenbroeke (media): +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: February 25, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President